EXHIBIT 99.4



             Consent of Independent Registered Chartered Accountants

     We consent to the use in this Annual Report on Form 40-F of our report dated February 24, 2006 (except for Note 13 which is at March 30, 2006) relating to the consolidated financial statements of Banro Corporation for the year ended December 31, 2005, and to the reference to us under the heading "Interests of Experts" in the Annual Information Form dated March 30, 2006 filed as part of this Annual Report on Form 40-F.


/s/ BDO Dunwoody LLP

BDO Dunwoody LLP
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 30, 2006